Exhibit 99.1

Materialise Reports Third Quarter 2016 Results

Leuven, Belgium – November 9, 2016 - Materialise NV (NASDAQ: MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing services, today announced its financial results for the third quarter ended September 30, 2016.

Highlights – Third Quarter 2016

•	Total revenue increased 11.0% from the third quarter of 2015 to 28,736 kEUR, with increases in all three business segments.

•	Materialise Software revenue up 21.1% from the third quarter of 2015.

•	Adjusted EBITDA was 2,833 kEUR compared to 1,175 kEUR for the third quarter of 2015

•	Total deferred revenue from annual software sales and maintenance contracts increased 2,347 kEUR from 11,816 kEUR for the third quarter of 2015 to 14,163 kEUR for the third quarter of 2016.

Executive Chairman Peter Leys commented, “Despite continued soft market conditions, Materialise again delivered double-digit revenue growth and an increase in Adjusted EBITDA. Led by gains in our Materialise Software segment, where we realized strong gains in new licenses and recurring license revenue, total revenue rose 11.0% from the third quarter of 2015. Adjusted EBITDA increased from 1,175 kEUR to 2,833 kEUR. While many market participants continue to await the introduction of the next generation of printers, Materialise took a significant step forward with the launch of our partnership with HOYA Vision Care to transform the eyewear industry. Together, we are enabling the world’s first vision-centric 3D-tailored eyewear, using 3D printing technology to provide individualized lens and frame design backed by an end-to-end digital supply chain. Our groundbreaking partnership with an industry leader is a prime example of the way we continue to position Materialise as the software and services backbone of the 3D printing industry. We are developing additional meaningful partnerships that should serve us well when the industry resumes its growth and continue to fine-tune our operations to enhance efficiency.”

Third Quarter 2016 Results

Total revenue for the third quarter of 2016 increased by 11.0% to 28,736 kEUR compared to 25,883 kEUR for the third quarter of 2015, with gains in all three of our segments, particularly Materialise Software. Adjusted EBITDA increased from 1,175 kEUR to 2,833 kEUR, as a result of the combination of continued revenue growth, an improvement in our gross margins and a modest increase in operational expenses. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) in the third quarter was 9.9% compared to 4.5% in the third quarter of last year.

Revenue from our Materialise Software segment, which offers a proprietary software backbone that enables and enhances the functionality of 3D printers and 3D printing operations worldwide, increased by 21.1% to 7,632 kEUR for the third quarter of 2016 from 6,303 kEUR for the same quarter last year, driven by the growth of OEM sales and recurring license revenue. Segment EBITDA rose to 2,814 kEUR from 2,157 kEUR while the segment EBITDA margin was 36.9% compared to 34.2% in the prior-year period.

Revenue from our Materialise Medical segment, which offers a unique platform consisting of medical planning and design software, clinical engineering services and patient specific devices, increased by 4.5% to 9,537 kEUR for the third quarter of 2016 compared to 9,123 kEUR for the same period in 2015. The increase was driven by direct sales of our complex surgery solutions, which increased by 28.0% from the same period in 2015. Sales from our collaborated medical device business, and our medical software sales decreased by 2.2% and 1.9%, respectively, compared to the same quarter in 2015. Segment EBITDA was approximately flat at 754 kEUR compared 763 kEUR while the segment EBITDA margin decreased to 7.9% from 8.4% in the third quarter of 2015.

Revenue from our Materialise Manufacturing segment, which offers an integrated suite of 3D printing and engineering services to industrial and commercial customers, increased 10.6% to 11,567 kEUR for the third quarter of 2016 from 10,457 kEUR for the third quarter of 2015, as a result of increased end part manufacturing. Segment EBITDA rose to 1,723 kEUR from 799 kEUR, including 460 kEUR related to the updated accounting valuation of resin materials stock as result of steady efficiency improvements. The segment EBITDA margin increased to 14.9% from 7.6% for the 2015 quarter. Excluding our growth businesses i.materialise and RapidFit, the segment EBITDA margin for the third quarter was 21.8% compared to 17.1% for the same quarter of the prior year.

Gross profit was 16,937 kEUR, or 58.9% of total revenue, for the third quarter of 2016 compared to 14,702 kEUR, or 56.8% of total revenue, for the third quarter of 2015. The increase was primarily a result of the improvement in the gross margin of Materialise Manufacturing.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, by 4.6% to 17,974 kEUR for the third quarter of 2016 from 17,179 kEUR for the third quarter of 2015. R&D expenses decreased slightly from 4,566 kEUR to 4,389 kEUR while S&M expenses declined slightly from 8,657 kEUR to 8,299 kEUR. G&A expenses increased from 3,956 kEUR to 5,286 kEUR. As in the first two quarters of 2016, these changes compared to last year primarily reflected the managerial structure and support we have implemented within our S&M and R&D groups to support their significant growth since our initial public offering (“IPO”). A number of employees with mixed roles within these groups have evolved into more managerial/administrative roles, and their cost as well as certain other expenses are now categorized into G&A.

Net other operating income decreased by 274 kEUR to 1,369 kEUR, compared to 1,643 kEUR for the third quarter of 2015. Net other operating income consists primarily of withholding tax exemptions for qualifying researchers, development grants, partial funding of R&D projects and currency exchange results on purchase and sales transactions.

Net financial result was (124) kEUR, compared to 151 kEUR for the prior-year period, reflecting smaller variances in the currency exchange rates, primarily on the portion of the company’s IPO proceeds held in U.S. dollars versus the euro.

Net loss for the third quarter of 2016 was (52) kEUR, compared to a net loss of (1,104) kEUR for the same period in the prior year. The improvement of 1,052 kEUR reflected an increase of 1,166 kEUR in operating profit, a decrease of 275 kEUR in the financial result, and an improvement of 105 kEUR in income tax income. Total comprehensive loss for the third quarter of 2016, which reflects exchange differences on translation of foreign operations, was (511) kEUR compared to (1,821) kEUR for the same period in the prior year.

At September 30, 2016, we had cash and equivalents of 50,490 kEUR compared to 50,726 kEUR at December 31, 2015. Cash flow from operating activities in the third quarter of 2016 was (1,466) kEUR, compared to 268 kEUR in the same period last year.

Net shareholders’ equity at September 30, 2016 was 78,098 kEUR, compared to 82,955 kEUR at December 31, 2015.

Facility Expansion

In August 2016, to position Materialise for long-term growth, the company closed on two debt financings to expand our production facilities in Poland and our corporate facilities in Belgium. Materialise plans to invest approximately 17,000 kEUR in capital expenditures over the next nine months. The terms of the financings provide for 15-year term loans at fixed interest rates below 1.5%, with amortization deferred until 2023 and 2019 for the Belgium and Poland loans, respectively.

2016 Guidance

The company’s outlook for fiscal year 2016 remains within our previous guidance range for revenues and Adjusted EBITDA, which called for consolidated revenue between 115,000 - 120,000 kEUR and Adjusted EBITDA between 7,000 - 9,000 kEUR. We expect a seasonally active fourth quarter for our Materialise Software segment, but given the transition stage of our industry, which is awaiting a new generation of systems with increased value propositions, we expect that revenues for fiscal year 2016 will be at the lower end of the guidance range. We expect deferred revenue from annual licenses and maintenance to increase by an amount between 2,000 and 3,000 kEUR from 13,136 kEUR as of December 31, 2015.

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This press release contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this press release were made at a rate of EUR 1.00 to USD 1.1161, the 12:00 noon ET buying rate of the Federal Reserve Bank of New York for the euro on September 30, 2016.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the third quarter of 2016 today, November 9, 2016, at 8:30 a.m. ET/14:30 CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer; Peter Leys, Executive Chairman; and Johan Albrecht, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international), passcode #2102394. The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com.

A replay of the conference call will be available via telephone beginning approximately one hour after the call ends through Thursday, November 10, 2016. U.S. participants can access the replay by dialing 855-859-2056 and international participants can dial 404-537-3406. The access code for the replay is #2102394. A webcast of the conference call and slide presentation will be archived on the company’s website for one year.

About Materialise

Materialise incorporates more than 25 years of 3D printing experience into a range of software solutions and 3D printing services, which Materialise seeks to form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, current estimates of fiscal 2016 revenues, deferred revenue from annual licenses and maintenance and Adjusted EBITDA, results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies, and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company’s actual results to differ materially from our expectations, including risk factors described in the company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 28, 2016. There are a number of risks and uncertainties that could cause the company’s actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

(in thousands, except EPS)	For the three months ended 30 September			For the nine month period ended 30 September
	2016	2016	2015	2016	2015
	U.S.$	euros	euros	euros	euros
Revenue	32,072	28,736	25,883	83,000	74,003
Cost of sales	(13,169)	(11,799)	(11,181)	(33,848)	(31,507)

Gross profit	18,903	16,937	14,702	49,152	42,496
		58.9%	56.8%	59.2%	57.4%

Research and development expenses	(4,899)	(4,389)	(4,566)	(13,521)	(13,444)
Sales and marketing expenses	(9,263)	(8,299)	(8,657)	(26,647)	(27,492)
General and administrative expenses	(5,900)	(5,286)	(3,956)	(15,225)	(11,278)
Other operating income	1,528	1,369	1,643	4,433	4,897
Other operating expenses	—	—	—	—

Operating profit	369	332	(834)	(1,808)	(4,821)

Financial expenses	(203)	(182)	(373)	(1,688)	(2,108)
Financial income	65	58	524	1,037	2,793
Share in loss of joint venture	(77)	(69)	(125)	(368)	(248)

Profit (loss) before taxes	154	139	(808)	(2,827)	(4,384)

Income taxes	(213)	(191)	(296)	(812)	(621)

Net profit (loss)	(59)	(52)	(1,104)	(3,639)	(5,005)

Net profit (loss) attributable to:
The owners of the parent	(59)	(52)	(1,104)	(3,639)	(4,952)
Non-controlling interest	—	—	—	—	(53)

Earnings per share attributable to ordinary owners of the parent
Basic	(0.00)	(0.00)	(0.02)	(0.08)	(0.10)
Diluted	(0.00)	(0.00)	(0.02)	(0.08)	(0.10)

Weighted average basic	47,325	47,325	47,227	47,325	47,208
Weighted average with effect dilution	47,325	47,325	47,227	47,325	47,208

Consolidated statements of comprehensive income (Unaudited)

(in thousands, except EPS)
	For the three months ended 30 September			For the nine month period ended 30 September
	2016	2016	2015	2016	2015
	U.S.$	euros	euros	euros	euros
Net profit (loss) for the period	(59)	(52)	(1,104)	(3,639)	(5,005)

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(512)	(459)	(717)	(1,898)	759

Other comprehensive income (loss), net of taxes	(512)	(459)	(717)	(1,898)	759

Total comprehensive income (loss) for the period, net of taxes	(571)	(511)	(1,821)	(5,537)	(4,246)

Total comprehensive income (loss) attributable to:
The owners of the parent	(571)	(511)	(1,821)	(5,537)	(4,193)
Non-controlling interest	—	—	—	—	(53)

Consolidated statements of financial position (Unaudited)

	30 September	31 December
(in thousand euros)	2016	2015
Assets

Non-current assets
Goodwill	8,850	9,664
Intangible assets	8,482	9,657
Property, plant & equipment	42,124	38,400
Investments in joint ventures	650	1,018
Deferred tax assets	417	1,092
Other financial assets	411	356

Total non-current assets	60,934	60,187

Current assets
Inventory	6,215	5,387
Trade receivables	23,143	22,843
Held to maturity investments	—	—
Other current assets	6,744	4,993
Cash and cash equivalents	50,490	50,726

Total current assets	86,592	83,949

Total assets	147,526	144,136

Equity and liabilities

Equity
Share capital	2,729	2,729
Share premium	78,770	78,098
Consolidated reserves	(2,224)	1,407
Treasury shares	—	—
Other comprehensive income	(1,177)	721

Equity attributable to the owners of the parent	78,098	82,955
Non-controlling interest	—	—

Total equity	78,098	82,955

Non-current liabilities
Loans & borrowings	20,682	16,607
Deferred tax liabilities	1,284	2,068
Deferred income	—	92
Other non-current liabilities	2,374	2,244

Total non-current liabilities	24,340	21,011

Current liabilities
Loans & borrowings	5,734	4,482
Trade payables	9,944	9,712
Tax payables	489	255
Deferred income	17,963	16,509
Other current liabilities	10,958	9,212

Total current liabilities	45,088	40,170

Total equity and liabilities	147,526	144,136

Segment P&L (Unaudited)

In thousands euros	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Adjustments & eliminations	Consolidated
For the three month period ended 30 September 2016
Revenues	7,632	9,537	11,567	28,736	—	28,736
Segment EBITDA	2,814	754	1,723	5,291	(2,816)	2,475

Segment EBITDA %	36.9%	7.9%	14.9%	18.4%		8.6%

For the three month period ended 30 September 2015
Revenues	6,303	9,123	10,457	25,883	—	25,883
Segment EBITDA	2,157	763	799	3,719	(2,724)	995

Segment EBITDA %	34.2%	8.4%	7.6%	14.4%		3.8%

For the nine month period ended 30 September 2016
Revenues	22,044	27,849	33,080	82,973	27	83,000
Segment EBITDA	7,181	238	2,410	9,829	(5,543)	4,286

Segment EBITDA %	32.6%	0.9%	7.3%	11.8%		5.2%

For the nine month period ended 30 September 2015
Revenues	18,497	25,286	30,220	74,003	—	74,003
Segment EBITDA	6,387	(325)	612	6,674	(6,618)	56

Segment EBITDA %	34.5%	-1.3%	2.0%	9.0%		0.1%

Reconciliation of Net Profit/(Loss) to EBITDA and Adjusted EBITDA (Unaudited)

(in thousands)	For the three months ended 30 September
	2016	2015
	euros	euros
Net profit / (loss)	(52)	(1,104)

Income taxes	191	296
Financial expenses	181	373
Financial income	(58)	(524)
Share in loss of a joint venture	69	125
Depreciation & amortization	2,144	1,829

EBITDA	2,475	995

Non-cash stock-based compensation expenses (1)	358	180

Adjusted EBITDA	2,833	1,175

(1)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.

Consolidated cash flow statements (Unaudited)

(in thousand euros)	For the nine month period ended 30 September
	2016	2015
	euros	euros
Operating activities

Net profit for the period	-3,639	-5,005

Non-cash and operational adjustments
Depreciation of property, plant & equipment	4,669	3,816
Amortization of intangible assets	1,425	1,061
Share-based payment expense	718	652
Loss (gain) on disposal of property, plant & equipment	-147	1
Fair value adjustment contingent liabilities	54	—
Movement in provisions and allowance for bad debt	-2	162
Financial income	-126	-2,523
Financial expense	668	1,733
Impact of foreign currencies	55	55
Share of loss of an associate or joint venture (equity method)	368	248
Deferred tax expense (income)	225	46
Income taxes	587	575
Other	7	—

Working capital adjustments
Increase in trade receivables and other receivables	-2,394	-1,644
Decrease (Increase) in inventories	-828	-973
Increase in trade payables and other payables	3,203	3,955

	4,843	2,159

Income tax paid	-528	-530

Net cash flow from operating activities	4,315	1,629

Investing activities

Purchase of property, plant & equipment	-6,816	-5,918
Purchase of intangible assets	-871	-1,019
Proceeds from the sale of property, plant & equipment, net	192	13
Acquisition of subsidiary	—	-1,602
Investments in joint-ventures	—	-500
Proceeds from held to maturity investments	—	10,000
Interest received	7	8

Net cash flow used in investing activities	-7,488	982

Financing activities

Proceeds from loans & borrowings and convertible debt	7,004	324
Repayment of loans & borrowings	-2,116	-3,889
Repayment of finance leases	-1,293	-1,108
Purchase of non-controlling interest	—	-1,377
Capital increase in parent company	—	580
Interest paid	-406	-399
Other financial income / (expense)	-7	-34

Net cash flow from financing activities	3,182	-5,903

Net increase of cash and cash equivalents	9	-3,292
Cash and cash equivalents at beginning of period	50,726	51,019
Exchange rate differences on cash & cash equivalents	-245	1,007

Cash & cash equivalents at end of period	50,490	48,734

Contacts

Investors:

LHA

Harriet Fried/Jody Burfening

212-838-3777

hfried@lhai.com